Mines Richmont inc.

110, avenue Principale
Rouyn-Noranda, QC
J9X 4P2, CANADA

Tél. : (819) 797-2465
Téléc. : (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

ACQUISITION OF MINING PROPERTIES
IN NEWFOUNDLAND

MONTREAL, November 17, 2003 - Richmont Mines is pleased to announce that it has signed two agreements providing the Company with the option to acquire the Stog'er Tight and Valentine Lake properties in Newfoundland.

The first of these agreements is with Ming Minerals Inc. and gives Richmont Mines the option of acquiring a 100% interest in the Stog'er Tight property, which is located in the Baie Verte region approximately 40 kilometres from the Nugget Pond Mill. Exploration work has previously been carried out on this property, including a 30,000 ton bulk-sample in 1997. Its main ore-bearing structure extends for one kilometre, while the two main mineralized zones are open at depth and show thicknesses ranging from 6 to 16 feet grading 0.15 to 0.32 ounces of gold per ton. To acquire its 100% interest in this property, Richmont Mines will have to pay a total of $250,000 by November 30, 2006, including $50,000 upon closing of the agreement, which is scheduled for November 30, 2003. Richmont Mines plans to initiate an exploration campaign on the Stog'er Tight property in the first quarter of 2004.

The second agreement was signed with Mountain Lake Resources Inc. for the option to acquire a 70% interest in the Valentine Lake property. According to the terms of this agreement, Richmont Mines will have to pay $25,000 in cash and invest $2,500,000 in exploration work by October 31, 2007, to acquire its 70% interest. Richmont Mines has agreed to carry out $150,000 worth of exploration work during the due diligence period, which will end on March 31, 2004.

The target zone is made up of a system of quartz-tourmaline veins containing high grades of gold. Drilling has identified over 2,600 feet of this system, which remains open at depth from 600 feet below the surface. A drilling program will be initiated in January 2004 to verify the plunge and dimensions of the vein system.

Richmont Mines is actively developing its mining assets while continuing to seek new projects. The Company holds no long-term debt and has working capital of $34.8 million. It has no hedging contracts for gold.

Louis Dionne
President

For more information, contact:

Martin Rivard	Telephone:	(819) 797-2465
Executive Vice-President	Fax:	(819) 797-0166

Trading symbol: RIC	Listings:	Toronto - Amex

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.